FOR IMMEDIATE RELEASE

 Dejour Further Strengthens Balance Sheet with

Three Strategic Transactions

Vancouver, Canada. June 23, 2009:

Dejour Enterprises Ltd. (NYSE AMEX:  DEJ/TSX: DEJ) announces today three transactions that will position the Company to focus on its high growth development and exploration priorities. “With the closing of these transactions, we have eliminated over C$9M of debt to date in 2009,” explained Mr. Robert L. Hodgkinson, Chairman & CEO. “We’re aligning our strategy with our greatest opportunities for growth, enabling us to more rapidly realize the strength of our valuable oil and gas assets in Colorado, and British Columbia.”

First, the Company has Letters of Intent in place with deposits to close the sale of a further $2.1M in minority property interests raising total property sales to C$6M.  These divestitures coupled with the divesture to HEC, as described below, substantially deal with the Company’s' bank debt and position it for excess credit facility.

Second, Dejour has finalized an agreement with Brownstone Ventures Ltd. (TSX-V: BWN) to convert a portion of its debt into equity units, accompanied with a one-year term debt note. Details of the transaction are:

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US$2M debt into 6,666,667 shares (C$0.33) plus 3,333,333 warrants ($0.55/5 years)

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US$1.78M converted to C$12% note due June 30, 2010 plus 2,000,000 warrants ($0.50/2 years, forced conversion at if share price trades through C$ 0.80 consecutively for 30 calendar days)

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Subject to certain conditions precedent for the TSX

Third, independent members of Dejour’s Board of Directors have negotiated an agreement with Hodgkinson Equities Corporation (HEC) to deal with its debt obligation. Details are:

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C$450k to be converted into a C$ 12% note due January 1, 2010, extendable to July 1, 2010 with a 6% bonus payable in share at the time.

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C$450k debt to 1,500,000 shares (C$0.33) plus 750,000 warrants ($0.55/5 years)

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C$900k converted into minority property interests, subject to certain approvals at a price equal to those interests sold for cash.

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Transaction is subject to satisfaction of regulatory compliance.

Following these transactions, the Company turns its focus to its growth development and exploration priorities, which include:

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Continued concentration on strategic acquisitions and joint ventures to lever the Company's existing US natural gas reserve/land base.

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Commencement of drilling by Laramie II LLC, Joint Venture partner of the North Rangely Piceance Basin oil project in Q3.

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High resolution 3D seismic and development drilling at the Woodrush oil project, Peace River Arch, NE British Columbia beginning in Q4.

About Dejour Enterprises Ltd.

Dejour Enterprises is a high growth oil and natural gas company, with an enviable portfolio of land assets in key regions of Colorado, Utah, British Columbia and Alberta. Since inception, Dejour’s veteran management team has consistently been among early identifiers of premium energy assets, timing investments and transactions to realize their value to the best advantage of our shareholders. Against a context of increasing concern about domestic energy production, as technology continues to make previously inaccessible resources available, and as natural gas proves to be an important stepping stone on the way to a greener energy future, Dejour is ideally positioned for significant value growth. Learn more at Dejour.com.

Dejour. Energy. Independence.

Dejour, headquartered in Vancouver, British Columbia, maintains operations offices in Denver, Colorado and Calgary, Alberta. The company is publicly traded on the New York Stock Exchange AMEX (NYSE- Alt: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Robert L. Hodgkinson, CHM & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street,

Vancouver, BC Canada V6C 2X4

Phone: 604.638.5050 Facsimile: 604.638.5051

Email: investor@dejour.com

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.